 Exhibit 99.1

Date:	April 21, 2026
News Release:	26-14
Ticker Symbols:	TSXV: MOON; NASDAQ: BMM

Blue Moon Metals and Alpha Future Funds S.C.S. Announce Non-Binding Agreement to Combine Holdings in the Sulitjelma Mining District, Norway

TORONTO, Ontario, April 21, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) and Alpha Future Funds S.C.S. (“AFF”) are pleased to announce that they have entered into a non-binding letter of intent (“LOI”) on April 2, 2026, to combine their wholly-owned subsidiaries, Nye Sulitjelma Gruver AS (“NSG”) and VMS Explorations AS (“VMS”) into a single entity. AFF is a private fund based in Luxembourg investing in innovative technologies and mining projects.

NSG and VMS hold extraction and exploration permits over the historic Sulitjelma mining district in the Fauske municipality of Norway. The Sulitjelma mine produced over 470 kt copper and 120 koz gold over a 100 year life until 1991 and benefits from excellent existing surface and underground infrastructure ready to be refurbished, including connection to abundant clean hydropower. A 2025 exploration campaign undertaken by VMS also made two new copper-gold discoveries and identified a further 18 drill targets based on a district scale AEM survey.

Combining NSG and VMS is expected to allow for an integrated development opportunity prioritizing mining of targeted high-grade zones and centralized haulage and processing to strengthening project economics and streamline advancement toward production.

The LOI contemplates up to a four-month period to complete due diligence and negotiate a definitive agreement. Blue Moon and AFF are committed to restart the historic Sulitjelma mining district and re-establish Norway as a hub for metals and mining in Europe.

QUALIFIED PERSONS

The technical and scientific information of this news release has been reviewed and approved by Mr. Shawn Crispin, an employee of Orefinder Mining Consultants LLC FZ, and an independent Qualified Person as defined by NI 43-101. This news release references the combined NSG and VMS holdings of the Sultijelma Project.

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU lists of metals critical to the global economy and national security, and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

About AFF

Alpha Future Funds is a regulated Luxembourg-based investment vehicle pursuing a dual technology and mining investment strategy focused on driving innovation across the critical raw materials value chains. The Company invests in a diverse portfolio of mining projects and backs emerging technologies that enhance exploration efficiency, processing recovery and operational sustainability in mining. Alpha Future Funds' owner-operator mining portfolio includes a mix of brownfield and greenfield projects across Norway, Sweden and Finland, spanning copper, zinc, nickel, cobalt, gold, silver and rare earth elements. The Fund has interests in mining projects in the USA, Australia and Argentina. Alpha Future Funds aims to accelerate responsible development, reduce environmental footprint and deliver long-term value to its partners and shareholders. More information is available on the Company's website (www.alphafuturefunds.com).

For further information:

Blue Moon

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

 Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to: the proposed transaction contemplated by the non-binding LOI (the “Transaction”); the completion of due diligence; the negotiation and execution of a definitive agreement; the formation of a combined entity; the anticipated structure, timing and terms of the Transaction; the potential benefits of combining the NSG and VMS assets; the ability to advance development and restart mining activities in the Sulitjelma mining district; and future plans, objectives and expectations of the parties constitute forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Forward-looking information contained in this news release is based on management’s current expectations, assumptions and estimates as of the date hereof and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: the ability of the parties to complete due diligence and negotiate a definitive agreement on acceptable terms or at all; the non-binding nature of the LOI and the absence of any obligation on the parties to consummate the Transaction; failure to satisfy conditions precedent to the completion of the Transaction; changes in market or economic conditions; regulatory, permitting and approval risks; operational and technical risks; and other risks described in the Company’s public disclosure documents. There can be no assurance that the Transaction will be completed as contemplated, or at all, or that the anticipated benefits of the Transaction will be realized. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.